NEWS RELEASE

PARKERVISION REPORTS THIRD QUARTER 2014 RESULTS

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., November 10, 2014 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three and nine months ended September 30, 2014.

Third Quarter and Year to Date 2014 Business Highlights and Recent Developments

•	Awarded 15 new patents and filed over 25 new patent applications in the first nine months of 2014, including patents and applications in the United States and 4 additional international jurisdictions.

o	These patents are the result of the Company’s on-going belief in the future value of RF communication products and its continuing investment in R&D for advanced RF communication technologies.

•	On September 15, filed an opening brief with the U.S. Court of Appeals regarding the Company’s appeal of the district court decision in the first ParkerVision v. Qualcomm patent infringement lawsuit.

•	On September 24 and October 10, filed briefs in response to four Inter Partes review (IPR) petitions related to the patents asserted in the first Qualcomm case.

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In October, introduced the PVOA20x series of Operational Amplifiers, a 165 MHz ultra-low power, low noise, fully-differential operational amplifier that complements the company’s existing portfolio of high-performance RFIC components.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “While our world-class legal team presses ahead with infringement actions against Qualcomm and others who we believe are using our technologies, our R&D team continues to innovate advanced RF and wireless technologies that will prove critical in next-generation communications networks. We are pleased with our partnership with 3LP Advisors and believe that together we are making good progress towards initial license and product development agreements.

“During this past quarter, we saw a notable but temporary increase in our legal expenses, reflecting the costs associated with both our appellate brief as well as our responses to the IPR petitions. With these filings now complete, we expect legal expenses to decline somewhat in the fourth quarter. In addition, we expect to finalize non-dilutive funding arrangements for our second infringement lawsuit against Qualcomm, HTC and Samsung prior to significant escalation of those litigation costs. We believe strongly that our technologies are being used in mass production without license, and we will continue to vigorously pursue damages resulting from these infringing actions.”

Third Quarter and First Nine Months 2014 Financial Highlights

•	Net loss in the third quarter of both 2014 and 2013 was approximately $6.4 million, or $0.07 per common share.

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Net loss for the first nine months of 2014 decreased to $18.0 million, or $0.19 per common share, compared with a net loss of $20.0 million, or $0.23 per common share, for the first nine months of 2013.

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General and administrative expenses in the first nine months of 2014 decreased by $1.9 million, or 17%, year-over-year driven primarily by a decrease in litigation fees and related expenses as well as employee share-based compensation expenses.

•	Cash used in operating activities during the three and nine months ended September 30, 2014 was $4.5 million and $13.0 million, respectively.

•	Cash and securities available for sale totaled approximately $17 million at September 30, 2014.

Conference Call

The Company will host a conference call and webcast today at 4:30 p.m. Eastern to review its third quarter financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time. International callers should dial 1-763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision
ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies that enable advanced wireless solutions for current and next generation communications networks. Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com. (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2013 and the Forms 10Q for the quarters ended March 31, 2014, June 30, 2014, and September 30, 2014. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

(TABLES FOLLOW)

Results of Operations (in thousands)

	Three Months Ended		Nine Months Ended
(in thousands, except per share amounts)	September 30,		September 30,
	2014	2013	2014	2013
Revenue	$0	$0	$0	$0
Cost of sales	0	0	0	0
Gross margin	0	0	0	0

Research and development expenses	1,945	2,512	6,450	7,453
Marketing and selling expenses	728	436	2,173	1,259
General and administrative expenses	3,759	3,495	9,478	11,355
Total operating expenses	6,432	6,443	18,101	20,067

Interest and other income and interest expense	23	19	79	54

Net loss	$(6,409)	$(6,424)	$(18,022)	$(20,013)

Basic and diluted net loss per common share	$(0.07)	$(0.07)	$(0.19)	$(0.23)

Weighted average shares outstanding	97,017	90,961	95,918	87,609

Balance Sheet Highlights (in thousands)

	September 30, 2014	December 31,
	(unaudited)	2013
Cash and available for sale securities	$16,964	$17,180
Prepaid and other assets	612	555
Property and equipment, net	516	307
Intangible assets, net	8,236	8,552
Total assets	26,328	26,594

Current liabilities	2,652	2,526
Long-term liabilities	81	22
Shareholders’ equity	23,595	24,046
Total liabilities and shareholders’ equity	$26,328	$26,594

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